  Etelcharge.com

124 Loftin St. Suite 600

Cedar Hill, TX 75104

972.298.3800 Voice

972-293-4315 Fax

April 2, 2009

Ms. Sarah Rottman

Assistant Chief Accountant

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Re: eTelchargc.com

Item 4.01 Form 8-K

Filed March 30, 2009

File No. 0-30479

Dear Ms. Rottman:

Reference is made hereby to your comment letter captioned as above addressed to Mr. Robert Howe, President and Chief Executive Officer, eTelcharge.com, dated March 31, 2009.   Below, please find our response to the comments in your letter.

Item 4.01 Form 8-K Filed March 30, 2009

1. Please revise the date on the cover page to represent the date of the earliest event reported. This date should represent the date you actually engaged Turner, Stone

& Company L.L.P. or dismissed Whitley Penn L.L.P., whichever occurred first.

eTelcharge.com response:

We have corrected this date to correspond with the date of the engagement letter from Turner, Stone & Company L.L.P. (TS) which is March 23, 2009

2. Our records show your file number as 0-30479. Please revise.

eTelcharge.com response:

We have made the correction of this typographical error.

3. We note your disclosure in the first paragraph that your Board of Directors approved the engagement of Turner, Stone & Company L.L.P. on March 23,2009

and that the firm informed you that its client acceptance process was completed on March 24,2009. Please clarify your disclosure to indicate the date that you actually engaged Turner, Stone & Company L.L.P. If applicable, please revise the date of the subsequent interim period in the first sentence of the second paragraph to represent the date you actually engaged Turner, Stone & Company

L.L.P. Refer to Item 304(a)(2) of Regulation S-K.

eTelcharge.com response:

We have made this correction to read as follows:

The Company engaged Turner, Stone & Company, L.L.P. (TS) as the Company’s independent registered public accounting firm for the year ending December 31, 2008, on March 23, 2009.  On April 12, 2008, the Company engaged the Accounting firm of Whitley Penn LLP (WP).  While WP performed accounting services including reviewing the Company’s quarterly financial reporting, it did not perform an audit.

4. We note your disclosure in the third paragraph that your Audit Committee decided not to continue the engagement of Whitley Penn LLP and not to renew the engagement of Malone & Bailey PC. Please revise to clarify whether you dismissed Whitley Penn LLP, and the date thereof. Also revise to clarify that you previously dismissed Malone & Bailey PC on April 12,2008. Refer to Item

304(a)(l)(i) of Regulation S-K.

eTelcharge.com response:

We have made this correction to read as follows:

In connection with the selection of TS, on March 23, 2009 the Audit Committee decided not to continue the engagement of WP as the Company’s independent registered public accounting firm.  The Company dismissed WP on March 23, 2009.  The company had previously dismissed Malone and Bailey PC as the Company’s independent registered public accounting firm on April 12, 2008.

5. In the fourth paragraph, please revise to clarify that Malone & Bailey PC's reports contained an explanatory paragraph regarding your ability to continue as a going concern, rather than a qualification. In this regard, we believe that your reference to a going concern qualification implies that the auditors did not issue an unqualified opinion.

eTelcharge.com response:

We have made this correction to read as follows:

The reports of M&B on the Company’s financial statements for the years ended December 31, 2007 and December 31, 2006 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.  The reports did include an explanatory paragraph regarding the Company’s ability to continue as a going concern.

6. In the fifth paragraph, please revise your disclosure with respect to the period for which there were no disagreements between you and your former auditors. This period should include the two most recent fiscal years and the subsequent interim period preceding the date you actually dismissed Whitley Penn LI,P. See Item

304(a)(1)(iv) of Regulation S-K.

eTelcharge.com response:

We have made this correction to read as follows:

During the years ended December 31, 2007 and December 31, 2006 and through March 23, 2009, there were no disagreements (as defined in Item 304(a)(l)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with M&B or WP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of M&B or WP, would have caused M&B or WP to make reference to the subject matter of the disagreements in its reports on the financial statements for such years.

7. Please note that you are required to file a letter from your former accountants stating whether they agree with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which they do not agree. The updated letters should be filed as an Exhibit 16 within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601 (b)(16) of

Regulation S-K.

eTelcharge.com response:

On April 1, 2009, we received letters from our former accountants

Malone & Bailey and Whitley Penn to be filed as EXHIBIT 16.1 and 16.2  with our filing 8-K/A Amendment No. 1 to CURRENT REPORT.  They are as follows:

Exhibit 16.1

Received, April 1, 2009

Office of the Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7561

RE: eTELCHARGE.COM – SEC FILE No. 000-304799

Dear Sir or Madam:

We are the former independent auditors for eTELCHARGE.COM (the “Company”). We have read the Company’s current report on Form 8-K/A Amendment No. 1 to the Current Report dated March 23, 2009 and are in agreement with the disclosure in Item 4.01, insofar as it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ MALONE & BAILEY, PC

Exhibit 16.2

Received, April 1, 2009

Received, April 1, 2009

Securities and Exchange Commission

Station Place

100 F Street, NE

Washington, D.C. 20549

RE: eTELCHARGE.COM

File No. 000-304799

We have read eTELCHARGE.COM's statements included under Item 4.01 to its

Form 8-K/A Amendment No. 1 to the Current Report dated March 23,2009, which is to be filed with the Securities and Exchange

Commission, and we agree with such statements as they pertain to our Firm.

/s/ Whitley Penn LLP

Dallas, Texas

March 23, 2009

In addition to the above, the Company hereby acknowledges that:

1.

the company is responsible for the adequacy and accuracy of the disclosures in the filing

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

4.

In addition, we are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Corporation Finance in connection with the review of our filing or in response to comments on our filing.

Respectfully submitted,

/s/ Robert Howe

President and CEO, Etelcharge.com